Filed Pursuant to Rule 433 Registration Statement No. 333-259205

The information in this preliminary terms supplement is not complete and may be changed.

Preliminary Terms Supplement
Subject to Completion:
Dated November 6, 2023
Pricing Supplement Dated November __, 2023 to the Product
Prospectus Supplement ERN-ETF-1 dated March 3, 2022,
Prospectus Supplement and Prospectus, Each Dated September
14, 2021
$ Digital Notes with Barrier Linked to the SPDR® S&P® Regional Banking ETF, Due November 14, 2025 Royal Bank of Canada

Royal Bank of Canada is offering Digital Notes with Barrier (the “Notes”) linked to the performance of the SPDR® S&P® Regional Banking ETF (the “Reference Asset”).
Reference Asset	Initial Price*	Barrier Price
SPDR® S&P® Regional Banking ETF (“KRE”)		70.00% of the Initial Price
*The Initial Price of the Reference Asset will be its closing price on the Trade Date.
•
If the Final Price of the Reference Asset is greater than or equal to 70% of its Initial Price (the "Barrier Price"), the Notes will pay at maturity a return equal to the Digital Payment. The Digital Payment will be 24.60% of the principal amount. An investor's return on the Notes will not exceed the Digital Payment.

•	If the Final Price of the Reference Asset is less than the Barrier Price, investors will lose 1% of the principal amount of the Notes for each 1% decrease from the Initial Price to the Final Price.
•	Any payments on the Notes are subject to our credit risk.
•	The Notes do not pay interest.
•	The Notes will not be listed on any securities exchange.
Issue Date: November 13, 2023
Maturity Date: November 14, 2025
CUSIP: 78016N5J2
Investing in the Notes involves a number of risks. See “Selected Risk Considerations” beginning on page P-7 of this terms supplement, “Additional Risk Factors Specific to the Notes” beginning on page PS-6 of the product prospectus supplement dated March 3, 2022, and “Risk Factors” beginning on page S-2 of the prospectus supplement dated September 14, 2021.
The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality.
The Notes are not subject to conversion into our common shares under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this terms supplement is truthful or complete. Any representation to the contrary is a criminal offense.
	Per Note	Total
Price to public(1)	100.00%	$
Underwriting discounts and commissions(1)	0.50%	$
Proceeds to Royal Bank of Canada	99.50%	$
(1) We or one of our affiliates may pay varying selling concessions of up to $5 per $1,000 in principal amount of each of the Notes in connection with the distribution of the Notes to other registered broker-dealers. Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forego some or all of their underwriting discount or selling concessions. The public offering price for investors purchasing the Notes in these accounts may be between $995 and $1,000 per $1,000 in principal amount. In addition, RBCCM or one of its affiliates may pay a referral fee to a broker-dealer that is not affiliated with us in an amount of up to 0.90% of the principal amount of the Notes. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.
The initial estimated value of the Notes as of the Trade Date is expected to be between $930.66 and $980.66 per $1,000 in principal amount, and will be less than the price to public. The final pricing supplement relating to the Notes will set forth our estimate of the initial value of the Notes as of the Trade Date. The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount. We describe our determination of the initial estimated value in more detail below.

RBC Capital Markets, LLC

Digital Notes with Barrier Linked to the SPDR® S&P® Regional Banking ETF
SUMMARY
The information in this “Summary” section is qualified by the more detailed information set forth in this terms supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.
Issuer:	Royal Bank of Canada (the “Bank”)
Underwriter:	RBC Capital Markets, LLC (“RBCCM”)
Reference Asset:	SPDR® S&P® Regional Banking ETF (KRE)
Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof
Trade Date (Pricing Date):	November 8, 2023
Issue Date:	November 13, 2023
Valuation Date:	November 10, 2025
Maturity Date:	November 14, 2025, subject to extension for market and other disruptions, as described in the product prospectus supplement.
Payment at Maturity (if held to maturity):
If the Final Price is greater than or equal to the Barrier Price (that is, the Percentage Change is greater than or equal to -30%), then the investor will receive an amount per $1,000 principal amount per Note equal to:
$1,000 + ($1,000 x Digital Payment)
The return on the Notes will not exceed the Digital Payment.
If the Final Price is less than the Barrier Price (that is, the Percentage Change is between
-30% and -100%), then the investor will receive a cash payment equal to:
$1,000 + ($1,000 x Percentage Change)
In this case, you could lose all or a substantial portion of the principal amount.

Percentage Change:	The Percentage Change, expressed as a percentage, is calculated using the following formula:
Initial Price:	The closing price of the Reference Asset on the Trade Date.
Final Price:	The closing price of the Reference Asset on the Valuation Date.
Digital Payment:	24.60%. An investor's return on the Notes will not exceed the Digital Payment.
Barrier Percentage:	30%
Barrier Price:	70% of the Initial Price
Principal at Risk:	The Notes are NOT principal protected. You may lose all or a substantial portion of your principal amount at maturity if the Final Price is less than the Barrier Price.
Calculation Agent:	RBCCM
U.S. Tax Treatment:
By purchasing a Note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Notes as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes. However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence. Please see the section below, “Supplemental Discussion of U.S. Federal Income Tax Consequences,” and the discussion (including the opinion of Ashurst LLP, our special U.S. tax counsel) in the product prospectus supplement under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which apply to the Notes.

Secondary Market:	RBCCM (or one of its affiliates), though not obligated to do so, may maintain a secondary market in the Notes after the issue date.

P-2	RBC Capital Markets, LLC

Digital Notes with Barrier Linked to the SPDR® S&P® Regional Banking ETF
The amount that you may receive upon sale of your Notes prior to maturity may be less than the principal amount of your Notes.
Listing:	The Notes will not be listed on any securities exchange.
Clearance and Settlement:	DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Ownership and Book-Entry Issuance” in the prospectus dated September 14, 2021).
Terms Incorporated in the Master Note:	All of the terms in this section and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement, as modified by this terms supplement.
The Trade Date, issue date and other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the Notes.

P-3	RBC Capital Markets, LLC

Digital Notes with Barrier Linked to the SPDR® S&P® Regional Banking ETF
ADDITIONAL TERMS OF YOUR NOTES
You should read this terms supplement together with the prospectus dated September 14, 2021, as supplemented by the prospectus supplement dated September 14, 2021 and the product prospectus supplement dated March 3, 2022, relating to our Senior Global Medium-Term Notes, Series I, of which these Notes are a part. Capitalized terms used but not defined in this terms supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this terms supplement will control. The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this terms supplement carefully.
This terms supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated September 14, 2021 and “Additional Risk Factors Specific to the Notes” in the product prospectus supplement dated March 3, 2022, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
Prospectus dated September 14, 2021:
https://www.sec.gov/Archives/edgar/data/1000275/000121465921009470/rbc911212424b3.htm
Prospectus Supplement dated September 14, 2021:
https://www.sec.gov/Archives/edgar/data/1000275/000121465921009472/rbcsupp911210424b3.htm
Product Prospectus Supplement ERN-ETF-1 dated March 3, 2022:
https://www.sec.gov/Archives/edgar/data/1000275/000114036122007839/brhc10034774_424b5.htm
Our Central Index Key, or CIK, on the SEC website is 1000275. As used in this terms supplement, “we,” “us,” or “our” refers to Royal Bank of Canada.
Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this terms supplement relates. Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-877-688-2301.

P-4	RBC Capital Markets, LLC

Digital Notes with Barrier Linked to the SPDR® S&P® Regional Banking ETF
HYPOTHETICAL RETURNS
The examples set out below are included for illustration purposes only. The hypothetical Percentage Changes of the Reference Asset used to illustrate the calculation of the Payment at Maturity (rounded to two decimal places) are not estimates or forecasts of the Initial Price, the Final Price or the price of the Reference Asset on any trading day prior to the Maturity Date. All examples are based on the Barrier Percentage of 30% (the Barrier Price is 70% of the Initial Price) and the Digital Payment of 24.60% of the principal amount, and assume that a holder purchased Notes with an aggregate principal amount of $1,000 and that no market disruption event occurs on the Valuation Date.
Example 1 —	Calculation of the Payment at Maturity where the Percentage Change is positive, and exceeds the percentage represented by the Digital Payment.
	Percentage Change:	30%
	Payment at Maturity:	$1,000 + ($1,000 × 24.60%) = $1,000 + 246.00 = $1,246.00

On a $1,000 investment, a 30% Percentage Change results in a Payment at Maturity of $1,246.00, a 24.60% return on the Notes. In this case, the return on the Notes is less than the Percentage Change of the Reference Asset.

Example 2 —	Calculation of the Payment at Maturity where the Percentage Change is negative (but not by more than the Barrier Percentage).
	Percentage Change:	-8%
	Payment at Maturity:	At maturity, if the Percentage Change is negative BUT not by more than the Barrier Percentage, then the Payment at Maturity will equal the Digital Payment.

On a $1,000 investment, a -8% Percentage Change results in a Payment at Maturity of $1,246.00, a 24.60% return on the Notes. In this case, the return on the Notes is positive, even though the Percentage Change is negative.

Example 3 —	Calculation of the Payment at Maturity where the Percentage Change is negative (by more than the Barrier Percentage).
	Percentage Change:	-60%
	Payment at Maturity:	$1,000 + ($1,000 x -60%) = $1,000 - $600 = $400
	On a $1,000 investment, a -60% Percentage Change results in a Payment at Maturity of $400, a -60% return on the Notes.

P-5	RBC Capital Markets, LLC

Digital Notes with Barrier Linked to the SPDR® S&P® Regional Banking ETF
HYPOTHETICAL EXAMPLES OF AMOUNTS PAYABLE AT MATURITY
The examples set forth below are provided for illustration purposes only. The assumptions in each of the examples are purely hypothetical and do not relate to the actual performance of the Reference Asset. The hypothetical terms do not purport to be representative of every possible scenario concerning increases or decreases in the Final Price of the Reference Asset relative to the Initial Price. We cannot predict the actual performance of the Reference Asset.
The table below illustrates the Payment at Maturity of the Notes for a hypothetical range of performance for the Reference Asset, assuming an Initial Price of 100, the Digital Payment of 24.60% of the principal amount, the Barrier Percentage of 30% and an initial investment of $1,000. For this purpose, we have assumed that there will be no market disruption events. Hypothetical Final Prices of the Reference Asset are shown in the first column on the left. The second column shows the Payment at Maturity as a percentage of the principal amount. The third column shows the hypothetical Payment at Maturity per $1,000 in principal amount of the Notes.
Hypothetical Final Price	Payment at Maturity as Percentage of Principal Amount	Payment at Maturity
150.00	124.60%	$1,246.00
140.00	124.60%	$1,246.00
130.00	124.60%	$1,246.00
124.60	124.60%	$1,246.00
120.00	124.60%	$1,246.00
115.00	124.60%	$1,246.00
110.00	124.60%	$1,246.00
105.00	124.60%	$1,246.00
100.00	124.60%	$1,246.00
90.00	124.60%	$1,246.00
80.00	124.60%	$1,246.00
70.00	124.60%	$1,246.00
60.00	60.00%	$600.00
50.00	50.00%	$500.00
40.00	40.00%	$400.00
30.00	30.00%	$300.00
20.00	20.00%	$200.00
10.00	10.00%	$100.00
0.00	0.00%	$0.00
The amounts above are entirely hypothetical; they are based on hypothetical prices of the Reference Asset that may not be achieved on the Valuation Date, and on assumptions that may prove to be erroneous. The hypothetical Initial Price is not the actual Initial Price; the actual Initial Price will be determined on the Trade Date. The actual market value of your Notes on the Maturity Date or at any other time, including any time you may wish to sell your Notes, may bear little relation to the hypothetical Payments at Maturity shown above, and those amounts should not be viewed as an indication of the financial return on an investment in the Notes or on an investment in the Reference Asset.

P-6	RBC Capital Markets, LLC

Digital Notes with Barrier Linked to the SPDR® S&P® Regional Banking ETF
SELECTED RISK CONSIDERATIONS
An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Asset. These risks are explained in more detail in the section “Additional Risk Factors Specific to the Notes” in the product prospectus supplement. In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:
Risks Relating to the Terms of the Notes
•
You May Not Receive the Full Principal Amount at Maturity — Investors in the Notes could lose all or a substantial portion of their principal amount if there is a decline in the price of the Reference Asset. If the Final Price is less than the Barrier Price, you will lose 1% of the principal amount of your Notes for each 1% that the Final Price is less than the Initial Price.

•
The Notes Do Not Pay Interest and Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity — There will be no periodic interest payments on the Notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity. The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments. Your return may be less than the return you would earn if you purchased one of our conventional senior interest bearing debt securities.

•
Your Potential Payment at Maturity Is Limited — The Notes will provide less opportunity to participate in the appreciation of the Reference Asset than an investment in a security linked to the Reference Asset providing full participation in the appreciation, because the return at maturity will not exceed the Digital Payment. Accordingly, your return on the Notes may be less than your return would be if you made an investment in a security directly linked to the positive performance of the Reference Asset.

•
Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes — The Notes are our senior unsecured debt securities. As a result, your receipt of the amount due on the maturity date is dependent upon our ability to repay our obligations at that time. This will be the case even if the price of the Reference Asset increases after the Trade Date. No assurance can be given as to what our financial condition will be at the maturity of the Notes.

Risks Relating to the Secondary Market for the Notes
•
There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses — There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange. RBCCM and our other affiliates may make a market for the Notes; however, they are not required to do so. RBCCM or any of our other affiliates may stop any market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.

Risks Relating to the Initial Estimated Value of the Notes
•
The Initial Estimated Value of the Notes Will Be Less than the Price to the Public — The initial estimated value of the Notes that will be set forth on the cover page of the final pricing supplement for the Notes will not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value. This is due to, among other things, changes in the price of the Reference Asset, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the underwriting discount, the referral fee and the estimated costs relating to our hedging of the Notes. These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in

P-7	RBC Capital Markets, LLC

Digital Notes with Barrier Linked to the SPDR® S&P® Regional Banking ETF complex and unpredictable ways. Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price, as any such sale price would not be expected to include the underwriting discount, the referral fee or the hedging costs relating to the Notes. In addition to bid-ask spreads, the value of the Notes determined for any secondary market price is expected to be based on the secondary rate rather than the internal funding rate used to price the Notes and determine the initial estimated value. As a result, the secondary price will be less than if the internal funding rate was used. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.
•
The Initial Estimated Value of the Notes that We Will Provide in the Final Pricing Supplement Will Be an Estimate Only, Calculated as of the Time the Terms of the Notes Are Set — The initial estimated value of the Notes will be based on the value of our obligation to make the payments on the Notes, together with the mid-market value of the derivative embedded in the terms of the Notes. See “Structuring the Notes” below. Our estimate will be based on a variety of assumptions, including our credit spreads, expectations as to dividends, interest rates and volatility, and the expected term of the Notes. These assumptions are based on certain forecasts about future events, which may prove to be incorrect. Other entities may value the Notes or similar securities at a price that is significantly different than we do.

The value of the Notes at any time after the Trade Date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy. As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of your Notes.
Risks Relating to Conflicts of Interest and Our Trading Activities
•
Our Business Activities May Create Conflicts of Interest — We and our affiliates expect to engage in trading activities related to the Reference Asset or the securities held by the Reference Asset that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interests in the Notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the share price of the Reference Asset, could be adverse to the interests of the holders of the Notes. We and one or more of our affiliates may, at present or in the future, engage in business with the Reference Asset or the issuers of the securities held by the Reference Asset, including making loans to or providing advisory services. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between our or one or more of our affiliates’ obligations and your interests as a holder of the Notes. Moreover, we, and our affiliates may have published, and in the future expect to publish, research reports with respect to the Reference Asset or securities represented by the Reference Asset. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities by us or one or more of our affiliates may affect the share price of the Reference Asset, and, therefore, the market value of the Notes.

•
You Must Rely on Your Own Evaluation of the Merits of an Investment Linked to the Reference Asset — In the ordinary course of their business, our affiliates may have expressed views on expected movements in the Reference Asset, and may do so in the future. These views or reports may be communicated to our clients and clients of our affiliates. However, these views are subject to change from time to time. Moreover, other professionals who transact business in markets relating to the Reference Asset may at any time have significantly different views from those of our affiliates. For these reasons, you are encouraged to derive information concerning the Reference Asset from multiple sources, and you should not rely solely on views expressed by our affiliates.

Risks Relating to the Reference Asset
•
The Reference Asset and its Underlying Index Are Different — The performance of the Reference Asset may not exactly replicate the performance of its underlying index, because the Reference Asset will reflect transaction costs and fees that are not included in the calculation of its underlying index. It is also possible that the performance of the Reference Asset may not fully replicate or may in certain circumstances diverge significantly from the performance of its underlying index due to the temporary unavailability of certain securities in the secondary market, the performance

P-8	RBC Capital Markets, LLC

Digital Notes with Barrier Linked to the SPDR® S&P® Regional Banking ETF of any derivative instruments contained in the Reference Asset, or due to other circumstances. The Reference Asset may use futures contracts, options, swap agreements, currency forwards and repurchase agreements in seeking performance that corresponds to its underlying index and in managing cash flows.
During periods of market volatility, securities held by the Reference Asset may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the Reference Asset and the liquidity of the Reference Asset may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the Reference Asset. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the Reference Asset. As a result, under these circumstances, the market value of shares of the Reference Asset may vary substantially from its net asset value per share. For all of the foregoing reasons, the performance of the Reference Asset may not correlate with the performance of its underlying index as well as its net asset value per share, which could materially and adversely affect the value of the Notes in the secondary market and/or reduce the payments on the Notes.
•
An Investment in the Notes Is Subject to Risks Associated with the Regional Banking Industry — The performance of bank stocks may be affected by extensive governmental regulation, which may limit both the amounts and types of loans and other financial commitments they can make, and the interest rates and fees they can charge and the amount of capital they must maintain. Profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change. Credit losses resulting from financial difficulties of borrowers can negatively impact banking companies. Banks may also be subject to severe price competition. Competition is high among banking companies and failure to maintain or increase market share may result in lost market value.

•
An Investment in the Notes Is Subject to Risks Associated with the Financial Services Industry –– Changes in the creditworthiness of financial institutions (such as banks and broker-dealers) may adversely affect the values of instruments of issuers in financial industries. Adverse developments in banking and other financial industries may cause the Reference Asset to underperform relative to other funds that invest more broadly across different industries or have a smaller exposure to financial institutions. Changes in governmental regulation and oversight of financial institutions may have an adverse effect on the financial condition of a financial institution.

•
The Reference Asset Is Subject to Management Risk — The Reference Asset is subject to management risk, which is the risk that the adviser’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, the adviser may invest a portion of the Reference Asset’s assets in securities not included in the relevant industry or sector but which the adviser believes will help the Reference Asset track the relevant industry or sector.

•
Adjustments to the Reference Asset Could Adversely Affect the Notes — The adviser of the Reference Asset (the “Adviser”), is responsible for calculating and maintaining the Reference Asset. The Adviser can add, delete or substitute the stocks comprising the Reference Asset. The Adviser may make other methodological changes that could change the share price of the Reference Asset at any time. If one or more of these events occurs, the calculation of the amount payable at maturity may be adjusted to reflect such event or events. Consequently, any of these actions could adversely affect the amount payable at maturity and/or the market value of the Notes.

•
Changes that Affect the Underlying Index Will Affect the Market Value of the Notes and the Amount You Will Receive at Maturity — The policies of the sponsor of the underlying index (the “Index Sponsor”), concerning the calculation of the underlying index, additions, deletions or substitutions of the components of the underlying index and the manner in which changes affecting those components, such as stock dividends, reorganizations or mergers, may be reflected in the underlying index and, therefore, could affect the share price of the Reference Asset, the amount payable on the Notes at maturity, and the market value of the Notes prior to maturity. The amount payable on the Notes and their market value could also be affected if the Index Sponsor changes these policies, for example, by changing the manner in which it calculates the underlying index, or if the sponsor discontinues or suspends the calculation or publication of the underlying index.

•
We Have No Affiliation with the Index Sponsor and Will Not Be Responsible for Any Actions Taken by the Index Sponsor — The Index Sponsor is not our affiliate and will not be involved in the offering of the Notes in any way. Consequently, we have no control over the actions of the Index Sponsor, including any actions of the type that would

P-9	RBC Capital Markets, LLC

Digital Notes with Barrier Linked to the SPDR® S&P® Regional Banking ETF require the calculation agent to adjust the payment to you at maturity. The Index Sponsor has no obligation of any sort with respect to the Notes. Thus, the Index Sponsor has no obligation to take your interests into consideration for any reason, including in taking any actions that might affect the value of the Notes. None of our proceeds from the issuance of the Notes will be delivered to the Index Sponsor.
•
We and Our Affiliates Do Not Have Any Affiliation with the Adviser and Are Not Responsible for its Public Disclosure of Information — We and our affiliates are not affiliated with Adviser in any way and have no ability to control or predict its actions, including any errors in or discontinuance of disclosure regarding its methods or policies relating to the Reference Asset. The Adviser is not involved in the offering of the Notes in any way and has no obligation to consider your interests as an owner of the Notes in taking any actions relating to the Reference Asset that might affect the value of the Notes. Neither we nor any of our affiliates has independently verified the adequacy or accuracy of the information about the Adviser or the Reference Asset contained in any public disclosure of information. You, as an investor in the Notes, should make your own investigation into the Reference Asset.

•
The Payments on the Notes Are Subject to Postponement Due to Market Disruption Events and Adjustments — The payment at maturity and the Valuation Date are subject to adjustment as described in the product prospectus supplement. For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement.

P-10	RBC Capital Markets, LLC

Digital Notes with Barrier Linked to the SPDR® S&P® Regional Banking ETF
INFORMATION REGARDING THE REFERENCE ASSET
The Reference Asset is registered under the Securities Exchange Act of 1934 (the “Exchange Act”). Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the Securities and Exchange Commission (the “SEC”). Information filed with the SEC can be obtained through the SEC’s website at www.sec.gov. In addition, information regarding the Reference Asset may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.
The following information regarding the Reference Asset is derived from publicly available information.
We have not independently verified the accuracy or completeness of reports filed by the Reference Asset with the SEC, information published by it on its website or in any other format, information about it obtained from any other source or the information provided below.
SPDR® S&P® Regional Banking ETF
The shares of the SPDR® S&P® Regional Banking ETF are issued by the SPDR® Series Trust (the “trust”), a registered investment company. The KRE seeks investment results that, before fees and expenses, correspond generally to the total return performance of the S&P Regional Banks Select Industry Index (the “Underlying Index”). The KRE trades on the NYSE Arca under the ticker symbol “KRE”. SSGA Funds Management, Inc. (“SSGA” or the “Advisor”) currently serves as the investment advisor to the KRE. We obtained the following information in this section from the SPDR® website and the reports referenced below, in each case, without independent verification.
Investment Objective and Strategy
The KRE seeks to provide investment results that correspond generally to the performance, before fees and expenses, of the Underlying Index.
In seeking to track the performance of the Underlying Index, the KRE employs a sampling strategy, which means that the KRE is not required to purchase all of the securities represented in the Underlying Index. Instead, the KRE may purchase a subset of the securities in the Underlying Index in an effort to hold a portfolio of securities with generally the same risk and return characteristics of the Underlying Index. The quantity of holdings in the KRE will be based on a number of factors, including asset size of the KRE. Based on its analysis of these factors, the Advisor either may invest the KRE’s assets in a subset of securities in the Underlying Index or may invest the KRE’s assets in substantially all of the securities represented in the Underlying Index in approximately the same proportions as the Underlying Index, as determined by the Advisor to be in the best interest of the KRE in pursuing its objective. The KRE is classified as “diversified” under the Investment Company Act of 1940, as amended; however, the KRE may become “non-diversified” as a result of tracking the index (e.g., changes in weightings of one or more component securities). When the KRE is non-diversified, it may invest a relatively high percentage of its assets in a limited number of issuers.
Under normal market conditions, the KRE generally invests substantially all, but at least 80%, of its total assets in the securities comprising the Underlying Index. In addition, in seeking to track the Underlying Index, the KRE may invest in equity securities that are not included in the Underlying Index, cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including money market funds advised by the Advisor). In seeking to track the Underlying Index, the KRE’s assets may be concentrated in an industry or group of industries, but only to the extent that the Underlying Index concentrates in a particular industry or group of industries. Futures contracts (a type of derivative instrument) may be used by the KRE in seeking performance that corresponds to the Underlying Index and in managing cash flow.
S&P Regional Banks Select Industry Index
The Underlying Index represents the banks segment of the S&P Total Market Index (“S&P TMI”). The S&P TMI is designed to track the broad U.S. equity market. The Underlying Index is one of 21 of the S&P Select Industry Indices (the “Select Industry Indices”), each designed to measure the performance of a narrow sub-industry or group of sub-industries

P-11	RBC Capital Markets, LLC

Digital Notes with Barrier Linked to the SPDR® S&P® Regional Banking ETF determined based on the Global Industry Classification Standard (“GICS”). Membership in the Select Industry Indices is based on the GICS classification, as well as liquidity and market cap requirements. Companies in the Select Industry Indices are classified according to GICS which determines classifications primarily based on revenues; however, earnings and market perception are also considered. The Underlying Index consists of the S&P TMI constituents belonging to the Regional Banks sub-industry that satisfy the following criteria: (i) have a float-adjusted market capitalization greater than or equal to $500 million with a float-adjusted liquidity ratio (defined by dollar value traded over the previous 12 months divided by the float-adjusted market capitalization as of the index rebalancing reference date) greater than or equal to 90% or have a float-adjusted market capitalization greater than or equal to $400 million with a float-adjusted liquidity ratio greater than or equal to 150%; and (ii) are U.S. based companies. To evaluate liquidity, the dollar value traded for initial public offerings or spin-offs that do not have 12 months of trading history is annualized. The market capitalization threshold may be relaxed to ensure that there are at least 22 stocks in the index as of the rebalancing effective date. Existing index constituents are removed at the quarterly rebalancing effective date if either their float-adjusted market capitalization falls below $300 million or their float-adjusted liquidity ratio falls below 50%. The market capitalization threshold and the liquidity threshold are each reviewed from time to time based on market conditions. The Underlying Index rebalances and reconstitutes quarterly on the third Friday of the quarter ending month. The reference date for additions and deletions is after the close of the last trading date of the previous month. The S&P TMI tracks all eligible U.S. common equities listed on the NYSE, NYSE Arca, NYSE American, Nasdaq Global Select Market, Nasdaq Select Market, Nasdaq Capital Market, Cboe BZX, Cboe BYX, Cboe EDGA, or Cboe EDGX exchanges. The Underlying Index is modified equal weighted.
The Underlying Index is sponsored by S&P Dow Jones Indices LLC (the “Index Sponsor”), which is not affiliated with the KRE or the Advisor. The Index Sponsor determines the composition of the Underlying Index, relative weightings of the securities in the Underlying Index and publishes information regarding the market value of the Underlying Index.

P-12	RBC Capital Markets, LLC

Digital Notes with Barrier Linked to the SPDR® S&P® Regional Banking ETF
Historical Information
The graph below sets forth the information relating to the historical performance of the Reference Asset for the period from January 1, 2013 through November 2, 2023. We obtained the information in the graph from Bloomberg Financial Markets, without independent investigation.
SPDR® S&P® Regional Banking ETF (“KRE”)
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

P-13	RBC Capital Markets, LLC

Digital Notes with Barrier Linked to the SPDR® S&P® Regional Banking ETF
SUPPLEMENTAL DISCUSSION OF
U.S. FEDERAL INCOME TAX CONSEQUENCES
The following disclosure supplements, and to the extent inconsistent supersedes, the discussion in the product prospectus supplement dated March 3, 2022 under “Supplemental Discussion of U.S. Federal Income Tax Consequences”.
Under Section 871(m) of the Code, a “dividend equivalent” payment is treated as a dividend from sources within the United States. Such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference, directly or indirectly, an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, the IRS has issued guidance that states that the U.S. Treasury Department and the IRS intend to amend the effective dates of the U.S. Treasury Department regulations to provide that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2025. Based on our determination that the Notes are not delta-one instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Reference Asset or the Notes (for example, upon the Reference Asset rebalancing), and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Reference Asset or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable withholding agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

P-14	RBC Capital Markets, LLC

Digital Notes with Barrier Linked to the SPDR® S&P® Regional Banking ETF
SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)
We expect that delivery of the Notes will be made against payment for the Notes on or about November 13, 2023, which is the third (3rd) business day following the Trade Date (this settlement cycle being referred to as “T+3”). See “Plan of Distribution” in the prospectus dated September 14, 2021. For additional information as to the relationship between us and RBCCM, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated September 14, 2021.
We expect to deliver the Notes on a date that is greater than two business days following the Trade Date. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.
In the initial offering of the Notes, they will be offered to investors at a purchase price equal to par, except with respect to certain accounts as indicated on the cover page of this document. In addition to the underwriting discount set forth on the cover page of this document, we or one of our affiliates may also pay an expected fee to a broker-dealer that is unaffiliated with us for providing certain electronic platform services with respect to this offering, and we may pay a referral fee to a broker-dealer that is not affiliated with us in the amount set forth on the cover page.
The value of the Notes shown on your account statement may be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do). That estimate will be based upon the price that RBCCM may pay for the Notes in light of then prevailing market conditions, our creditworthiness and transaction costs. For a period of approximately three months after the issue date of the Notes, the value of the Notes that may be shown on your account statement may be higher than RBCCM’s estimated value of the Notes at that time. This is because the estimated value of the Notes will not include the underwriting discount, the referral fee or our hedging costs and profits; however, the value of the Notes shown on your account statement during that period may initially be a higher amount, reflecting the addition of RBCCM’s underwriting discount, the referral fee and our estimated costs and profits from hedging the Notes. This excess is expected to decrease over time until the end of this period. After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect their estimated value.
We may use this terms supplement in the initial sale of the Notes. In addition, RBCCM or another of our affiliates may use this terms supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this terms supplement is being used in a market-making transaction.

P-15	RBC Capital Markets, LLC

Digital Notes with Barrier Linked to the SPDR® S&P® Regional Banking ETF
STRUCTURING THE NOTES
The Notes are our debt securities, the return on which is linked to the performance of the Reference Asset. As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing. In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity. Using this relatively lower implied borrowing rate rather than the secondary market rate, is a factor that is likely to reduce the initial estimated value of the Notes at the time their terms are set. Unlike the estimated value that will be included in the final pricing supplement, any value of the Notes determined for purposes of a secondary market transaction may be based on a different funding rate, which may result in a lower value for the Notes than if our initial internal funding rate were used.
In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries. The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Reference Asset, and the tenor of the Notes. The economic terms of the Notes and their initial estimated value depend in part on the terms of these hedging arrangements.
The lower implied borrowing rate is a factor that reduces the economic terms of the Notes to you. The initial offering price of the Notes also reflects the underwriting discount, the referral fee and our estimated hedging costs. These factors result in the initial estimated value for the Notes on the Trade Date being less than their public offering price. See “Selected Risk Considerations—The Initial Estimated Value of the Notes Will Be Less than the Price to the Public” above.

P-16	RBC Capital Markets, LLC